Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of STORE Capital Corporation for the registration of shares of its common stock, preferred stock, debt securities, depositary shares, purchase contracts, units and warrants and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements and schedules of STORE Capital Corporation, and the effectiveness of internal control over financial reporting of STORE Capital Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

February 26, 2021